Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37519

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercarolina Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3300 Battleground Avenue, Suite 202
(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Navolanic	336 288 6890	j.navolanic19@intercarolina.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Navolanic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercarolina Financial Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

KIMBERLY DOYLE
Notary Public, North Carolina
Guilford County
My Commission Expires
October 15, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID O. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2013.

Raleigh, North Carolina
February 24, 2026

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$ 44,526
Accounts Receivable:	
Commissions and Fees	105,208
Stockholders	48,892
Brokers	37,508
Refundable Income Tax	3,650
Prepaid Items	5,610
Furniture and Equipment at Cost, Net of Accumulated	
Depreciation of $12,175	493
Operating Lease Right-of-Use Assets	103,701
TOTAL ASSETS	**$ 349,588**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 85,836
Accounts Payable, Accrued Expenses	
and Other Liabilities	32,343
Operating Lease Liabilities	107,189
TOTAL LIABILITIES	**225,368**
Stockholders' Equity	
Common Stock ($1 par Value, 5,000 Shares Authorized,	
1,678 Shares Issued and Outstanding)	1,678
Additional Paid-in Capital	219,593
Retained Deficit	(97,051)
TOTAL STOCKHOLDERS' EQUITY	**124,220**
TOTAL LIABILITIES AND	
STOCKHOLDERS' EQUITY	**$ 349,588**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2025

Revenues	
Commissions - All Other Securities	$ 41,191
Sale of Investment Company Shares	107,702
Sale of Unregistered Offerings and Alternate Investments	179,314
Fees for Account Supervision and Investment Advisory Services	1,526,447
Variable Annuity Contracts	300,346
Other	61,023
TOTAL REVENUES	**2,216,023**
Expenses	
Commissions	1,792,981
Officer Salaries and Fringe Benefits	218,317
Employee Compensation	180,464
Payroll Taxes	29,365
Insurance	13,094
Rent	43,524
Depreciation and Amortization	1,180
Regulatory and Exchange Fees	13,693
Office	34,688
Taxes and Licenses	938
Settlement Expense	35,000
Professional Fees	76,922
Other	1,546
TOTAL EXPENSES	**2,441,712**
NET LOSS	**$ (225,689)**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Stockholders' Equity January 1, 2025	$ 1,338	$ 58,518	$ 135,169	$ 195,025
Net Loss	0	0	(225,689)	(225,689)
Issuance of 340 Shares of Stock	340	161,075	0	161,415
Dividends Paid	0	0	(6,531)	(6,531)
Stockholders' Equity December 31, 2025	$ 1,678	$ 219,593	$ (97,051)	$ 124,220

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities:	
Net Loss	$ (225,689)
Adjustments to Reconcile Net Loss to	
Net Cash Used by Operating Activities:	
Depreciation	1,180
Increase (Decrease) in Operating Assets:	
Commissions and Fees Receivable	41,986
Accounts Receivable Brokers	46,377
Refundable Income Tax	(3,233)
Prepaid Items	(261)
Operating Lease Right-of-Use Assets	34,691
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(46,085)
Operating Lease Liabilities	(33,999)
Net Cash Used by Operating Activities	**(185,033)**
Cash Flows from Financing Activities:	
Repayment of Advances from Stockholders	(734)
Issuance of Stock	161,415
Dividends Paid	(6,531)
Proceeds from Long-Term Debt	42,000
Repayment of Long-Term Debt	(42,000)
Net Cash Provided by Financing Activities	**154,150**
Net Decrease in Cash	(30,883)
Cash at Beginning of Year	75,409
Cash at End of Year	$ 44,526
Supplemental Cash Flows Disclosures:	
Cash Paid for Income Taxes	$ 43

The accompanying Notes are an integral part of these Financial Statements

5

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2025

NOTE 1 - Summary of Significant Accounting Policies

<u>Organization and Nature of Business</u> - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). When required, the Company's securities are cleared through a clearing broker dealer but the Company also sells products such as mutual funds and variable annuities which do not require a clearing broker. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

<u>Basis of Presentation</u> - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

<u>Securities Transactions</u> - Commission revenues from securities transactions are recognized on a trade-date basis.

<u>Accounts Receivable–Brokers</u> – Accounts receivable-brokers consists of non-secured advances to brokers and allocable operating expenses charged to brokers which will be repaid with future commissions.

<u>Allowance for Credit Losses</u> – Pursuant to FASB ASC 326, the Company records an allowance for credit losses in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2025, therefore an allowance for credit losses is not required.

<u>Furniture and Equipment</u> – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,180 in 2025.

<u>Commissions</u> - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

<u>Investment Advisory Income</u> - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

(Continued)

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2025

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Leases - In accordance with ASC 842, operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company has elected not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Maturities of lease liabilities under operating leases as of December 31, 2025 are as follows:

2026	$	44,697
2027		45,893
2028		27,986
Total Undiscounted Lease Payments		118,576
Less interest		(11,387)
Total Lease Liabilities	$	107,189

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

All of the Company's leases are accounted for under ASC 842. These leases include the lease of office space under a five-year agreement expiring in 2028 and the lease of office equipment under a 63-month agreement expiring in 2028. The total lease cost associated with these leases for the year ended December 31, 2025 was $43,524.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2025.

Subsequent Events - Subsequent events have been evaluated through February 24, 2026, which is the date the financial statements were available to be issued.

NOTE 2 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $48,892 as of December 31, 2025. Unsecured non-interest bearing advances from a stockholder of $733 were repaid in 2025.

NOTE 3 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2025.

NOTE 4 - Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

For tax years beginning after 2021, partnerships and S Corporations can make a Pass-Through Entity Tax (Taxed PTE) Election to pay North Carolina income tax at the entity level creating a deduction against pass-through federal income. The provision for income taxes relates to the Taxed PTE Election.

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

(Continued)

NOTE 4 - Income Taxes (Continued)

Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2025, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2022.

NOTE 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $26,987, which was $14,820 in excess of its required net capital of $8,112. The Company's ratio of aggregate indebtedness to net capital was 4.51 to 1 at December 31, 2025.

NOTE 6 - Revenue from Contracts with Customers

The Company has adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with customers.

Revenue from contracts with customers includes commission income, variable annuity contracts and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

(Continued)

NOTE 6 - **Revenue from Contracts with Customers** (Continued)

Commissions – All Other Securities – The Company buys and sells securities on behalf of its customers (REITS and REITS Trails for the year ended December 31, 2025). Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment Company Shares – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Unregistered Offerings and Alternative Investments - The Company sells securities which are not required to be registered with the SEC in reliance on an exemption from registration pursuant to the Securities Act of 1933. The Company also sells alternative investments which are financial assets that fall outside traditional investment categories like stocks, bonds, and cash, offering unique opportunities for diversification and potential higher returns. The Company believes that the performance obligation for both of these items is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities has been transferred to the customer.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Fees for Account Supervision and Investment Advisory Services – The Company provides account supervision and investment advisory services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Variable Annuity Contracts - The Company purchases insurance based products in the form of variable annuity contracts on behalf of its customers. Each time a customer enters into one of these contracts, the Company earns a commission. The Company believes that the performance obligation is satisfied at a point in time (the contract date) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the contract have been transferred to the customer.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Sale of Unregistered Offerings and Alternate Investments:	
Sale of Unregistered Offerings	166,774
Alternate Investments	12,540
	179,314
Fees for Account Supervision and Investment Advisory Services:	
Mutual Fund Trails	601,958
Annuity Trails	344,924
Investment Advisory Fees	579,565
	1,526,447
Total Disaggregated Revenue from Contracts with Customers	$ 1,705,761

NOTE 7 – Contingencies

The Company was involved in an arbitration proceeding with a former client primarily related to investment risk and strategy. The claim was settled in May 2025 for $35,000.

NOTE 8 - Note Payable

The Company borrowed $42,000 from an unrelated individual in May of 2025. The note bore interest at 10% and was payable in 24 monthly installments of $1,937 beginning in July 2025. The note was repaid in October 2025.

NOTE 9 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The statement of income on page 3 presents the segment revenue and expenses for the year ended December 31, 2025.

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

<u>Net Capital</u>

Total stockholders' equity qualified for Net Capital	$	124,220
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		124,220
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		1,080
Receivables from stockholders and brokers		86,400
Refundable Income Tax		3,650
Furniture and Equipment, net		493
Prepaid Items		5,610
		97,233
<u>Net Capital</u>	$	26,987

<u>Aggregate Indebtedness</u>

Total aggregate indebtedness included in Statement of Financial Condition net of operating lease liability not in excess of right of use asset and less advances from stockholders	$	121,667
Ratio of aggregate indebtedness to net capital		4.51

<u>Computation of Net Capital Requirement</u>

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	8,112
Minimum dollar net capital requirement	$	5,000

Intercarolina Financial Services, Inc.

Computation for Determination of
Reserve Requirements Pursuant to SEC Rule 15c3-1
As of December 31, 2025

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

Intercarolina Financial Services, Inc.

Information Relating to the Possession or
Control Requirements Pursuant to SEC Rule 15c3-1
As of December 31, 2025

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Intercarolina Financial Services, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following types of business: mutual fund retailer on an application way basis or wire order basis, mutual fund securities broker, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions, and direct participation programs. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 12c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2026

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the company has limited its business to those activities for which the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____   2·24·2026
Joe Navolanic   Date

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Intercarolina Financial Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2026

INTERCAROLINA FINANCIAL SERVICES, INC.

Schedule of Assessment and Payments

Year ended December 31, 2025

Assessment for December 31, 2025	$	2,520
Less:		
Payment February 13, 2026		(1,314)
Payment February 24, 2026		(1,206)
Balance due March 3, 2026	$	None